UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Neah Power Systems, Inc..
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

(CUSIP Number)

Joerg H. Klaube, Managing Member New Power Solutions, LLC 665 Martinsville Road, Ste 219 Basking Ridge, New Jersey 07920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63948P107
1. Names of Reporting Persons. New Power Solutions, LLC
2. Check the appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3. SEC Use Only.
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6. Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	0
	8. Shared Voting Power	66,748,767
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	66,748,767
11. Aggregate Amount Beneficially Owned by Each Reporting Person		66,748,767
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 18.4%
14. Type of Reporting Person (See Instructions) OO

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CUSIP No. 63948P107
1. Names of Reporting Persons. Joerg H. Klaube
2. Check the appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3. SEC Use Only.
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6. Citizenship or Place of Organization United States Permanent Resident and citizen of the Federal Republic of Germany,
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	0
	8. Shared Voting Power	66,748,767
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	66,748,767
11. Aggregate Amount Beneficially Owned by Each Reporting Person		66,748,767
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 18.4%
14. Type of Reporting Person (See Instructions) IN

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CUSIP No. 63948P107
1. Names of Reporting Persons. John Toedtman
2. Check the appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3. SEC Use Only.
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	0
	8. Shared Voting Power	66,748,767
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	66,748,767
11. Aggregate Amount Beneficially Owned by Each Reporting Person		66,748,767
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 18.4%
14. Type of Reporting Person (See Instructions) IN

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Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Neah Power Systems, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 22122 20TH Avenue, SE, Suite 161, Bothell, Washington 98021.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by New Power Solutions, LLC, a New Jersey limited liability company (“Solutions”),  Mr. Joerg H. Klaube and Mr. John Toedtman who currently serve as the Managing Members of Solutions (Solutions, Mr. Joerg H. Klaube and Mr. John Toedtman are referred to as the “Reporting Persons”).  Accordingly, Messrs. Klaube and Toedtman may be deemed to have beneficial ownership of the securities reported herein by virtue of the discretion and authority granted to Messrs. Klaube and Toedtman to vote and to dispose of the securities held by Solutions pursuant to Solutions constituent documents.

(b) – (c) The principal business address of Solutions and Messrs. Joerg H. Klaube and John Toedtman is 665 Martinsville Road, Ste 219, Basking Ridge, New Jersey 07920.  Solutions engages in, among other things, the development and pursuit of renewable energy technologies. Messrs. Joerg H. Klaube and John Toedtman serve as the Managing Members of Solutions.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Solutions is a New Jersey limited liability company. Mr. Joerg H. Klaube is a permanent resident of the United States and a citizen off the Federal Republic of Germany and John Toedtman is a citizen of the United States of America.

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Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to a certain Securities Purchase Agreement, dated November 4, 2011 (the “Securities Agreement”) as amended in February 2012, Solutions purchased from the Issuer an aggregate 65,705 shares of Issuer’s Series C preferred stock (the “Series C Preferred Stock”) and certain common stock purchase warrants, described below, for $7.00 per share/warrant, or for aggregate gross payments of $459,935. The 65,705 shares of Issuer’s Series C Preferred Stock are convertible into 65,705,000 shares of Issuer’s common stock In addition, Solutions is entitled to receive three-year warrants to purchase 65,705,000 shares of the Issuer‘s common stock at an exercise price of $0.015 per share (the “Warrants”). In addition, Solutions owns 1,043,767 shares of the Issuer’s common stock (the “Common Shares”). The holders of the Series C are entitled to vote with the holders of Issuer’s common stock with the number of votes equal to the number of common shares available by conversion to the holders of the Series C Preferred Stock. As disclosed and confirmed by the Issuer1, the Reporting Persons ability to convert their Series C Preferred Stock and their ability to exercise their Warrants are conditional upon the Issuer filing an amendment to its Articles of Incorporation to increase the number of authorized shares of common stock to accommodate the Reporting Persons’ future conversions of the Series C Preferred Stock and future exercises of its Warrants (Solution’s Series C Preferred Stock, Warrants and Common Shares are sometimes collectively referred to as the “Securities”). Solutions used working capital to pay for the Securities acquired from the Issuer.

On July 12, 2012, the Issuer filed a Schedule 14A Consent Solicitation Statement with the Securities and Exchange Commission (the “Commission”), seeking, among other measures, majority shareholder written consent to authorize an increase of its authorized common shares from 500,000,000 to 1,800,000,000 common shares. Although the Reporting Persons believe that the commencement of their beneficial ownership and their accompanying filing obligations under Rule 13d-1 of the Exchange Act would only commence upon the filing of the appropriate amendment to the Issuer’s Articles of Incorporation, the Reporting Persons have elected to comply with their disclosure and filing obligations under Rule 13d-1 by filing this Schedule 13D within ten (10) days of the Issuer’s filing of its Schedule 14A Consent Solicitation Statement on July 12, 2012.

Item 4.  Purpose of Transaction

Solutions acquired the Securities for investment purposes.  Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to their investment in the Securities of the Issuer. The Reporting Persons have requested that the Issuer’s Board of Directors consider appointing Mr. John Toedtman to serve as a member of the Issuer’s Board of Directors.

The Reporting Persons will continue to evaluate their investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease their investment position in the securities of the Issuer.

__________________________________________

1 See, Footnote No. 5 to Issuer’s financial statements included in its quarterly report filed on Form 10-Q for the quarter ended March 31, 2012 and filed with the Commission on May 2, 2012, disclosing that “The conversion of these Series C and exercise of these warrants is conditional upon an amendment to our Articles of Incorporation to increase the number of authorized shares of common stock.”

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The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, the Reporting Persons have no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	except for the request to Issuer’s Board of Directors to consider appointing Mr. John Toedtman to serve as one of its members, any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)	As of the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own an aggregate of 66,748,767 shares of Common Stock, representing 18.4% of the outstanding shares of Common Stock (based on 363,214,847 shares of common stock outstanding on June 22, 2012 and as disclosed in Issuer’s Schedule 14A filed with the commission on July 12, 2012). Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting of investment power with respect to securities.

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 (b) The Reporting Persons have the sole power to vote, direct the voting of, dispose of and direct the disposition of the Securities.

(c) There have been no transactions effected with respect to the Securities, including the common stock of the Issuer by the Reporting Persons during the sixty (60) day period prior to the date hereof.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the matters described in Items 3 and 4, none of the Reporting Persons have executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1:  Joint Filing Agreement dated as of July 17, 2012, between New Power Solutions, LLC, Joerg H. Klaube and John Toedtman.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2012	New Power Solutions, LLC

	By:	/s/ Joerg H. Klaube
Name: Joerg H. Klaube
Title: Managing Member
/s/ John Toedtman
John Toedtman, Individually

/s/ Joerg H. Klaube
Joerg H. Klaube, Individually

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